Synutra International, Inc.
2275 Research Blvd., Suite 500
Rockville, Maryland 20850

August 8, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Synutra International, Inc. has made disclosure pursuant to such provision in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014, which was filed with the U.S. Securities and Exchange Commission on August 8, 2014. This disclosure can be found under Part II., Item 5. — Other Information.

Very Truly Yours,

Synutra International, Inc.

By:	/s/ Ning Cai
Name:	Ning Cai
Title:	Chief Financial Officer